National Grid plc

20 January 2010

National Grid plc scrip dividend

National Grid plc confirms the issue and allotment of 10,523,995 ordinary shares on 20 January 2010 in relation to the operation of the Scrip Dividend Scheme for the 2009/10 interim dividend, payable on 20 January 2010.

In accordance with the terms of the scrip dividend, 10,384,310 ordinary shares are to be issued at a price of 646.5 pence per share.

In accordance with the terms of the scrip dividend for US holders of American Depositary Receipts (‘ADRs’), 27,158 ADRs (each representing 5 ordinary shares) are to be issued at a price of US$54.1389. In addition, 779 ADRs are to be issued under the US Employee Stock Purchase Plan at a price of US$48.7250.

Following the issue of the above shares, the number of ordinary shares in issue will be 2,617,190,095 of which 145,818,673 shares are held as treasury shares leaving a balance of 2,471,371,422 shares with voting rights.

The figure of 2,471,371,422 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid plc under the FSA’s Disclosure and Transparency Rules.

Contact:
Phil Higgins
Assistant Secretary
0207 004 3228